Exhibit 99.1

Pembina Pipeline Corporation Completes Redemption of Series C and Series E Convertible Debentures

CALGARY, Oct. 14, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has completed the previously announced redemption (the "Redemption") of its outstanding Series C 5.75% convertible unsecured subordinated debentures (TSX: PPL.DB.C) (the "Series C Debentures") and its outstanding Series E 5.75% convertible unsecured subordinated debentures (TSX:PPL.DB.E) (the "Series E Debentures" and together with the Series C Debentures, the "Debentures").  Pembina elected to satisfy the redemption price of the Debentures through the issuance of common shares in the capital of Pembina ("Common Shares").

The aggregate outstanding principal amount of the Debentures was $251,521,000 on the date of Pembina's Redemption announcement on August 27, 2015. The Debentures were redeemed by the Company on October 13, 2015 (the "Redemption Date") and have been delisted from the Toronto Stock Exchange. Pursuant to the conversion option available to holders of the Debentures, an aggregate of 8,556,810 Common Shares were issued in relation to conversion requests received by Pembina between the date of its Redemption announcement and October 9, 2015.  The remaining balance of the outstanding principal amount of Debentures was redeemed on the Redemption Date for an aggregate of 319,273 Common Shares on the basis of 31 Common Shares issued per $1,000 principal amount of both series of Debentures.  Accrued interest of $21.27 per $1,000 principal amount of Series C Debentures and $16.54 per $1,000 principal amount of Series E Debentures was paid in cash.  Cash was also paid in lieu of any fractional shares that would have otherwise been issued on conversion or Redemption.  Following the Redemption, the Company had a total of 354,727,404 Common Shares issued and outstanding on October 13, 2015.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 14-OCT-15